UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission file number 001-13103

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ciber, Inc. Savings 401(k) Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ciber, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

REQUIRED INFORMATION

The financial statements and schedules of the Ciber, Inc. Savings 401(k) Plan for the year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Ciber, Inc. Savings 401(k) Plan

Dated: June 25, 2012	By:	/s/ Christopher L. Loffredo
Christopher L. Loffredo
Vice President and Chief Accounting Officer

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INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

4

CIBER, INC. SAVINGS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Years then Ended

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Ciber, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Ciber, Inc. Savings 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Denver, Colorado	/s/ Ernst & Young LLP
June 25, 2012

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value:
Ciber, Inc. common stock	$4,926,351	$7,231,283
Mutual funds	84,247,823	125,646,200
Pooled separate accounts	102,782,708	79,086,121
Total investments	191,956,882	211,963,604

Notes receivable from participants	2,868,052	3,106,507

Net assets available for benefits	$194,824,934	$215,070,111

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(5,409,103)	$24,113,064
Interest and dividend income	1,364,912	2,249,362
Total investment income (loss)	(4,044,191)	26,362,426

Contributions:
Participants, including rollovers	16,300,192	18,558,833
Employer, net of forfeitures	923,999	1,230,899
Total contributions	17,224,191	19,789,732
Total additions, net	13,180,000	46,152,158

Deductions from net assets attributed to:
Distributions to participants	33,298,273	23,699,363
Loan and administrative fees	126,904	124,747
Total deductions	33,425,177	23,824,110

Net increase (decrease)	(20,245,177)	22,328,048
Net assets available for benefits at beginning of year	215,070,111	192,742,063
Net assets available for benefits at end of year	$194,824,934	$215,070,111

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Description of the Plan

The following description of the Ciber, Inc. Savings 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Ciber, Inc. and certain of its subsidiaries (“Ciber” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Principal Life Insurance Company (“Principal”) is the trustee and recordkeeper of the Plan.  Employees of the Company who are at least 21 years of age are eligible to participate in the Plan.

(b)                      Contributions and Vesting

Participants may contribute up to 75% of pretax annual compensation, with the exception of employees considered “highly compensated.”  Highly compensated employees are restricted to a maximum contribution of 9% of pretax compensation.  In addition, qualifying participants may make “catch-up” contributions.  Contributions are subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 1.5% of qualified compensation, up to a maximum annual matching contribution amount of $1,500.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Participants reach 100% vesting in the Company’s matching contribution plus actual earnings thereon after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions.  At December 31, 2011 and 2010, unallocated forfeited accounts totaled $70,137 and $333,042, respectively.  In 2011 and 2010, employer contributions were reduced by $903,158 and $780,758, respectively, from forfeited accounts.

(c)                      Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in Ciber common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                     Distributions

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability, or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations, there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections.

(e)                      Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms must not exceed five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4% to 10.5% as of December 31, 2011 and 2010.   Principal and interest is paid ratably through payroll deductions.  Loans require minimum per paycheck payment amounts.  Participants pay a loan origination fee of $50 per loan to Principal.

(f)                     Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees, and administrative service fees on the accounts of non-employee participants, are paid by the Company.

(g)                  Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(h)                  Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Administrative expenses are based on the participant’s investments and account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)                     Ciber, Inc. Stock Account

The Plan invests in common stock of Ciber, Inc. through its Ciber, Inc. Stock Account. The Ciber, Inc. Stock Account does not hold cash or other short-term securities.  Plan participants are not required to invest in the Ciber, Inc. Stock Account, and may exchange into or out of the Ciber, Inc. Stock Account on a daily basis.  Trades within the Ciber, Inc. Stock Account involve a one cent per share broker commission for each transaction.  The commission is netted from the trade and will have an effect on the share price used for the trade.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Distributions are recorded when paid. Certain prior year amounts in the notes to the financial statements have been reclassified to conform to the current year presentation.

(b)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes to the financial statements, and supplemental schedules.  Actual results could differ from those estimates.

(c)                       Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(d)                      Investment Valuation and Income Recognition

Investments are stated at fair value.  Marketable securities are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, as determined by the last published market price on the last day of each year as quoted by the investment company.  NAV is generally determined based on the fair market values of the securities included in the underlying funds.  The NAV of pooled separate accounts is based on the fair market value or estimated fair value of the underlying securities within the pooled separate accounts.  See Note 3 for further discussion and disclosures related to fair value measurements.

Investment transactions are recorded on the date of purchase or sale (“trade-date”).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

(e)                      Risks and Uncertainties

The Plan provides for various investment options.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(f)                         Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU

2011-04”).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRSs”).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(3)                     Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 -                     Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 -                     Significant other observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -                     Significant unobservable inputs that reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The pooled separate account investments allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of the investment.  Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.  In general, certain transfer restrictions also apply to the mutual fund investments.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$7,602,669	$—	$—	$7,602,669
Mid Cap	9,276,489	—	—	9,276,489
Large Cap	42,519,750	—	—	42,519,750
International Equity	15,603,990	—	—	15,603,990
Fixed Income	9,244,925	—	—	9,244,925
Ciber, Inc. Common Stock	4,926,351	—	—	4,926,351
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	8,458,809	—	8,458,809
Mid Cap	—	6,257,733	—	6,257,733
Large Cap	—	10,737,132	—	10,737,132
International Equity	—	7,457,746	—	7,457,746
Real Estate	—	6,136,626	—	6,136,626
Balanced	—	509,731	—	509,731
Target Retirement	—	29,317,980	—	29,317,980
Fixed Income	—	33,906,951	—	33,906,951
	$89,174,174	$102,782,708	$—	$191,956,882

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$8,761,138	$—	$—	$8,761,138
Mid Cap	10,930,015	—	—	10,930,015
Large Cap	47,091,784	—	—	47,091,784
International Equity	18,399,904	—	—	18,399,904
Balanced/Asset Allocation	32,750,312	—	—	32,750,312
Fixed Income	7,713,047	—	—	7,713,047
Ciber, Inc. Common Stock	7,231,283	—	—	7,231,283
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	9,104,229	—	9,104,229
Mid Cap	—	6,863,745	—	6,863,745
Large Cap	—	11,590,324	—	11,590,324
International Equity	—	10,918,665	—	10,918,665
Real Estate	—	5,711,148	—	5,711,148
Fixed Income	—	34,898,010	—	34,898,010
	$132,877,483	$79,086,121	$—	$211,963,604

(4)                     Investments

Individual investments greater than 5% of net assets at December 31 were:

	2011	2010

Principal Money Market Separate Account	$24,073,578	$25,962,933
Principal Bond and Mortgage Separate Account	9,833,373	*
Principal Large Cap S&P 500 Index Separate Account	10,737,132	11,590,324
Principal International Emerging Markets Separate Account	**	10,918,665
Principal LifeTime 2020 Separate Account	10,684,660	*
Principal LifeTime 2030 Separate Account	10,135,838	*
American Funds Growth Fund of America R5 Fund	14,261,992	17,695,035
American Funds New Perspective R5 Fund	10,144,983	11,814,742
American Century Equity Income Investment Fund	13,343,581	14,176,840

*                 Investment not greater than 5% of net assets at December 31, 2010.

**          Investment not greater than 5% of net assets at December 31, 2011.

Net appreciation (depreciation) in fair values of investments for the years ended December 31, including realized gains and losses, was as follows:

	2011	2010

Ciber, Inc. common stock	$(499,292)	$1,967,620
Mutual funds	(2,150,305)	13,699,924
Pooled separate accounts	(2,759,506)	8,445,520
	$(5,409,103)	$24,113,064

(5)                     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is tax-exempt.  In accordance with Revenue Procedures 2011-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  Certain non-compliance issues were identified with the operation of the plan, which did not materially impact these financial statements, and the plan administrator will take the necessary steps to bring the plan back into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)                     Party-in-Interest Transactions

Certain plan investments are shares of stock of Ciber or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal.  Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

(7)                     Subsequent Events

On March 9, 2012, Ciber sold substantially all of the assets and certain liabilities of its Federal division to CRGT Inc.  Effective March 9, 2012, in connection with the sale, Ciber amended the Plan to accelerate the vesting of employer contributions to 100% for employees of the Ciber Federal division, provided that the employment of such Federal division employees was, or will, terminate on or after March 9, 2012.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 001

December 31, 2011

Identity		Description	Current Value

*	Ciber, Inc.	Common Stock	$4,926,351
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	9,833,373
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	7,457,746
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	10,737,132
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	5,325,511
*	Principal Mid Cap Value I Separate Account	Pooled Separate Account	932,222
*	Principal Money Market Separate Account	Pooled Separate Account	24,073,578
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	6,136,626
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	8,458,809
*	Principal Lifetime Strategic Income Separate Account	Pooled Separate Account	509,731
*	Principal LifeTime 2010 Separate Account	Pooled Separate Account	2,756,414
*	Principal LifeTime 2020 Separate Account	Pooled Separate Account	10,684,660
*	Principal LifeTime 2030 Separate Account	Pooled Separate Account	10,135,838
*	Principal LifeTime 2040 Separate Account	Pooled Separate Account	5,170,488
*	Principal LifeTime 2050 Separate Account	Pooled Separate Account	570,580
	American Funds Europacific Growth R5 Fund	Mutual Fund	5,459,007
	American Funds Growth Fund of America R5 Fund	Mutual Fund	14,261,992
	American Funds New Perspective R5 Fund	Mutual Fund	10,144,983
	American Century Equity Income Investment Fund	Mutual Fund	13,343,581
	American Century Small Cap Value Investment Fund	Mutual Fund	2,572,239
	Eagle Small Cap Growth R5 Fund	Mutual Fund	5,030,430
	Janus Aspen Enterprise I Fund	Mutual Fund	9,276,489
	Marsico Growth Fund	Mutual Fund	6,045,398
	MFS Research Bond R4 Fund	Mutual Fund	9,244,925
	MFS Value A Fund	Mutual Fund	2,173,243
	Tocqueville Asset Management Fund	Mutual Fund	6,695,536
*	Participant loans	4.0% to 10.5%	2,868,052
			$194,824,934

*	Party-in-interest.